Exhibit(a)(15)

Addendum to Offer to Exchange

Set forth below is a selected summary of our financial information. The selected historical consolidated statements of operations data for the years ended March 31, 2000 and 1999 have been derived from the consolidated financial statements included in our current report on Form 8-K dated December 6, 2000, which were audited by PricewaterhouseCoopers, LLP independent public accountants. The selected historical consolidated statements of operations data for the nine months ended December 31, 2000 and December 31, 1999 and the selected historical consolidated balance sheet data as of December 31, 2000, which are included in our Quarterly Report on Form 10-Q for the company’s fiscal quarter ended December 31, 2000, are unaudited, but include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The information presented below should be read together with our consolidated financial statements and related notes. We have presented the following data in thousands, except per share amounts.

			NINE MONTHS ENDED

	YEAR ENDED MARCH 31,		DECEMBER 31,

	2000	1999	2000	1999

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

Revenue:

License	$42,822	$10,775	$99,835	$27,157

Professional services	11,699	2,459	24,964	6,552

Maintenance	5,624	1,036	15,384	3,405

Total revenue	60,145	14,270	140,183	37,114

Cost of revenue:

License	2,612	799	3,964	1,873

Professional services and maintenance(a)	16,102	3,803	33,393	9,029

Total cost of revenue	18,714	4,602	37,357	10,902

Gross profit	41,431	9,668	102,826	26,212

Operating expenses:

Sales and marketing(a)	44,033	14,741	68,893	27,114

Research and development(a)	14,780	6,065	31,307	9,678

General and administrative(a)	9,753	3,171	14,935	6,373

Amortization of goodwill and acquired intangibles	1,305	—	30,888	—

Merger related expenses	—	—	34,039	—

In-process research and development	2,737	—	2,311	—

Amortization of deferred stock compensation	3,589	577	16,080	1,288

Total operating expenses	76,197	24,554	198,453	44,453

Operating loss	(34,766)	(14,886)	(95,627)	(18,241)

Interest income, net	3,362	414	10,850	1,369

Loss before income taxes	(31,404)	(14,472)	(84,777)	(16,872)

Deferred tax provision	(46)	—	—	—

Net loss	(31,450)	(14,472)	(84,777)	(16,872)

Accretion and accrued dividends related to mandatorily redeemable preferred stock	(10,223)	(605)	—	9,790

Net loss attributable to common shareholders	$(41,673)	$(15,077)	$(84,777)	$(26,662)

Basic and diluted net loss per common share	$(2.23)	$(1.75)	$(1.82)	$(1.89)

Shares used in computing basic and diluted net loss per common share	18,717	8,633	46,618	14,110

(a) Excludes non-cash stock compensation.

	AS OF MARCH 31,		AS OF DECEMBER 31,

	2000	1999	2000

CONSOLIDATED BALANCE SHEET DATA:

Cash and cash equivalents	$171,176	$8,874	$99,870

Working capital	181,356	8,462	152,880

Total assets	299,187	19,738	383,069

Long-term obligations, net of current portion	6,208	465	—

Mandatorily redeemable preferred stock	—	11,118	—

Total stockholders’ equity	252,169	345	276,404

The information set forth on pages 13 through 34 of the company’s current report on Form 8-K dated December 6, 2000 for its three fiscal years ended March 31, 2001, pages 2 through 6 of the company’s Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000, pages 3 through 8 of the company’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000 as amended on Form 10-Q/A and pages 3 through 7 of the company’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2000 is incorporated herein by reference. See “Additional Information” in Section 16 of the Offer to Exchange dated April 12, 2001 for instructions on how you can obtain copies of our SEC reports that contain information incorporated by reference herein.